Exhibit 99.1

Logistic Properties of the Americas

Condensed Consolidated Interim Financial Statements (Unaudited)

As of September 30, 2024 and December 31, 2023, and for the three and nine months ended September 30, 2024 and 2023

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

TABLE OF CONTENTS

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CONDENSED CONSOLIDATED Interim STATEMENTS OF PROFIT OR LOSS AND Other comprehensive INCOME (LOSS)	[1]
cONDENSED CONSOLIDATED Interim STATEMENTS OF FINANCIAL POSITION	[2]
CONDENSED CONSOLIDATED Interim STATEMENTS OF CHANGES IN EQUITY	[3]
CONDENSED CONSOLIDATED Interim STATEMENTS OF CASH FLOWS	[4]
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED Interim FINANCIAL STATEMENTS	[5]

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(in U.S. Dollars)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2024 (Unaudited)	2023 (Unaudited)	2024 (Unaudited)	2023 (Unaudited)
REVENUES
Rental revenue		$11,173,774	$10,175,293	$32,547,117	$27,793,027
Other		98,856	38,896	195,911	74,916
Total revenues	4	11,272,630	10,214,189	32,743,028	27,867,943

Investment property operating expense	5	(1,616,919)	(1,509,044)	(4,856,809)	(4,032,138)
General and administrative		(4,750,884)	(2,519,836)	(11,001,664)	(4,834,222)
Listing expense	3	—	—	(44,469,613)	—
Investment property valuation gain	9	8,175,196	9,826,109	17,925,184	21,688,490
Interest income from affiliates	17	—	159,850	302,808	474,338
Financing costs	11	(5,796,879)	(5,646,861)	(17,168,235)	(23,283,779)
Net foreign currency gain (loss)		49,158	13,595	(127,447)	243,367
Gain on sale of asset held for sale	9	—	—	—	1,022,853
Other income	6	1,104,810	31,703	12,253,069	131,213
Other expenses	6	(1,238,072)	(3,345,296)	(8,582,889)	(3,483,718)
Profit (loss) before taxes		7,199,040	7,224,409	(22,982,568)	15,794,347

INCOME TAX EXPENSE	14	(2,365,571)	(4,853,279)	(6,212,089)	(6,632,916)

PROFIT (LOSS) FOR THE PERIOD		$4,833,469	$2,371,130	$(29,194,657)	$9,161,431

OTHER COMPREHENSIVE INCOME (LOSS):
Items that may be reclassified subsequently to profit or loss:
Translation (loss) gain from functional currency to reporting currency		(231,538)	2,456,718	(7,926,742)	12,277,835
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$4,601,931	$4,827,848	$(37,121,399)	$21,439,266

PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		$4,942,591	$1,351,495	$(33,181,385)	$4,959,776
Non-controlling interests		(109,122)	1,019,635	3,986,728	4,201,655
Total profit (loss) for the period		$4,833,469	$2,371,130	$(29,194,657)	$9,161,431

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Owners of the Company		$4,711,053	$3,808,212	$(41,108,127)	$17,237,610
Non-controlling interests		(109,122)	1,019,636	3,986,728	4,201,656
Total comprehensive income (loss) for the period		$4,601,931	$4,827,848	$(37,121,399)	$21,439,266
Weighted average number of shares – basic	13	31,740,073	28,600,000	30,732,528	28,600,000
Weighted average number of shares – diluted	13	31,967,429	28,600,000	30,732,528	28,600,000

Earnings (loss) per share attributable to owners of the Company – basic	13	$0.16	$0.05	$(1.08)	$0.17
Earnings (loss) per share attributable to owners of the Company – diluted	13	$0.15	$0.05	$(1.08)	$0.17

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(in U.S. Dollars)

		As of	As of
	Notes	September 30, 2024	December 31, 2023
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$31,394,469	$35,242,363
Due from affiliates	17	—	9,463,164
Lease and other receivables, net	8	2,623,141	3,557,988
Receivables from the sale of investment properties – short term	9	4,781,622	4,072,391
Prepaid construction costs		256,954	1,123,590
Restricted cash equivalent – short term		—	2,000,000
Prepaid income taxes		1,340,637	651,925
Other current assets	10	2,969,336	2,791,593
Total current assets		43,366,159	58,903,014

NON-CURRENT ASSETS:
Investment properties	9	535,573,272	514,172,281
Tenant notes receivables – long term, net	8	5,350,618	6,002,315
Receivables from the sale of investment properties – long term	9	—	4,147,507
Restricted cash equivalent – long term		5,912,997	681,110
Property and equipment, net		323,609	354,437
Deferred tax asset		1,154,342	1,345,859
Other non-current assets		4,703,828	5,218,787
Total non-current assets		553,018,666	531,922,296

TOTAL ASSETS		$596,384,825	$590,825,310

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses		$6,846,733	$13,127,502
Income tax payable		2,909,132	2,024,865
Retainage payable		1,540,803	1,737,805
Long term debt – current portion	11	10,514,211	16,703,098
Security deposits – current portion		537,850	—
Other current liabilities	10	2,283,282	959,539
Total current liabilities		24,632,011	34,552,809

NON—CURRENT LIABILITIES:
Long term debt	11	260,519,198	253,151,137
Deferred tax liability		38,905,814	37,451,338
Security deposits		2,011,631	1,790,554
Other non-current liabilities		3,947,341	2,936,555
Total non-current liabilities		305,383,984	295,329,584

TOTAL LIABILITIES		330,015,995	329,882,393

EQUITY:
Ordinary Shares	12	3,180	168,142,740
Additional paid-in capital		217,926,222	—
Retained earnings		34,697,260	67,878,645
Foreign currency translation reserve		(21,621,725)	(13,694,983)
Equity attributable to owners of the Company		231,004,937	222,326,402
Non-controlling interests		35,363,893	38,616,515
Total equity		266,368,830	260,942,917

TOTAL LIABILITIES AND EQUITY		$596,384,825	$590,825,310

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(in U.S. Dollars)

		Ordinary Shares
	Notes	Number of shares	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non—controlling interests	Total equity
BALANCE AS OF DECEMBER 31, 2023		168,142,740	$168,142,740	$—	$67,878,645	$(13,694,983)	$222,326,402	$38,616,515	$260,942,917
Profit (loss) for the period		—	—	—	(33,181,385)	—	(33,181,385)	3,986,728	(29,194,657)
Other comprehensive loss		—	—	—	—	(7,926,742)	(7,926,742)	—	(7,926,742)
Total comprehensive income (loss) for the period		—	—	—	(33,181,385)	(7,926,742)	(41,108,127)	3,986,728	(37,121,399)
Impact of reverse capitalization	3	(141,830,740)	(168,140,109)	168,140,109	—	—	—	—	—
Issuance of shares to TWOA shareholders upon reverse capitalization	3	3,897,747	390	(2,754,110)	—	—	(2,753,720)	—	(2,753,720)
Issuance of shares to PIPE Investor	3	1,500,000	150	14,999,850	—	—	15,000,000	—	15,000,000
Foreclosure of the collateralized LLP Shares held by LLI upon Closing	3	—	—	(9,765,972)	—	—	(9,765,972)	—	(9,765,972)
Listing expense	3	—	—	44,469,613	—	—	44,469,613	—	44,469,613
Share-based payments	16	—	—	1,695,541	—	—	1,695,541	—	1,695,541
Issuance of shares to service provider	16	90,000	9	1,141,191	—	—	1,141,200	—	1,141,200
Capital contributions		—	—	—	—	—	—	2,403,450	2,403,450
Distributions paid to non-controlling interests		—	—	—	—	—	—	(9,642,800)	(9,642,800)
BALANCE AS OF SEPTEMBER 30, 2024 (Unaudited)		31,799,747	$3,180	$217,926,222	$34,697,260	$(21,621,725)	$231,004,937	$35,363,893	$266,368,830

		Ordinary Shares
	Notes	Number of shares	Share capital	Additional paid-in Capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non—controlling interests	Total equity
BALANCE AS OF DECEMBER 31, 2022		168,142,740	$168,142,740	$—	$64,739,312	$(32,068,047)	$200,814,005	$33,252,465	$234,066,470
Profit for the period		—	—	—	4,959,776	—	4,959,776	4,201,655	9,161,431
Other comprehensive income (loss)		—	—	—	—	12,277,835	12,277,835	—	12,277,835
Total comprehensive income (loss) for the period		—	—	—	4,959,776	12,277,835	17,237,611	4,201,655	21,439,266
Capital contributions		—	—	—	—	—	—	2,500,000	2,500,000
Distributions paid to non-controlling interests		—	—	—	—	—	—	(4,522,937)	(4,522,937)
BALANCE AS OF SEPTEMBER 30, 2023 (Unaudited)		168,142,740	$168,142,740	$—	$69,699,088	$(19,790,212)	$218,051,616	$35,431,183	$253,482,799

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(in U.S. Dollars)

		For the nine months ended September 30 (Unaudited)
	Notes	2024	2023
Cash flows from operating activities:
Profit (loss) for the period		$(29,194,657)	$9,161,431
Adjustments:
Share-based payments	16	1,695,541	—
Depreciation and amortization		709,172	80,312
Expected credit loss adjustments	8	(17,248)	(27,070)
Net foreign currency gain		(4,904)	(254,266)
Amortization of right-of-use assets		50,640	43,771
Investment property valuation gain	9	(17,925,184)	(21,688,490)
Financing costs	11	17,168,235	23,283,779
Gain on sale of asset held for sale	9	—	(1,022,853)
Loss on disposition of property and equipment	6	—	83,389
Straight-line rent		(802,958)	269,786
Interest income	9	(582,100)	—
Interest income from affiliates	17	(302,808)	(474,338)
Income from lock-up release (net), classified as financing cash flow	6	(9,180,758)	—
Listing expense	3	44,469,613	—
Income tax expense	14	6,212,089	6,632,916
Working capital adjustments		6,446,434	1,664,717
Income tax paid		(4,365,522)	(3,144,709)
Net cash provided by operating activities		$14,375,585	$14,608,375

Cash flows from investing activities:
Capital expenditure on investment properties	9	$(14,088,932)	$(20,372,152)
Purchase of property and equipment		(52,891)	(106,306)
Proceeds from sale of investment properties	9	3,502,813	1,600,000
Repayments on loans from tenants	8	526,902	565,398
Restricted cash		(3,231,887)	1,949,761
Net cash used in investing activities		$(13,343,995)	$(16,363,299)

Cash flows from financing activities:
Long term debt borrowing	11	$13,091,001	$121,888,624
Long term debt repayment	11	(8,017,718)	(101,047,865)
Cash paid for raising debt	11	(59,975)	(425,820)
Debt extinguishment cost paid	11	—	(1,552,683)
Interest and commitment fee paid	11	(17,529,389)	(18,257,710)
Capital contributions from non-controlling partners		2,403,450	2,500,000
Distributions to non-controlling partners		(8,119,000)	(4,522,937)
Proceeds from Business Combination, net of transaction costs paid	3	4,437,309	—
Proceeds from lock-up release, net of transaction costs paid	6	9,180,758	—
Repayment of office lease liabilities		(47,155)	(32,632)
Net cash used in financing activities		$(4,660,719)	$(1,451,023)

Effects of exchange rate fluctuations on cash held		(218,765)	(124,121)
Net increase (decrease) in cash and cash equivalents		(3,847,894)	(3,330,068)
Cash and cash equivalents at the beginning of period		35,242,363	14,988,112
Cash and cash equivalents at the end of period		$31,394,469	$11,658,044

Supplemental disclosure of noncash investing and financing activities:
Forgiveness of loan receivable from Latam Logistics Investments, LLC (“LLI”)	3	$(9,765,972)	$—
Assumption of net liabilities from TWOA as a result of the Business Combination	3	$3,874,870	$—
Issuance of shares to service provider	3	$1,141,200	—
Noncash distributions to non-controlling partners		$(1,523,800)	—
New lease liabilities in exchange for lease right-of-use assets		$—	$2,507,992

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in U.S. Dollars)

1.	NATURE OF BUSINESS

Logistic Properties of the Americas (“LPA”) is a Cayman Islands exempted company formed on October 9, 2023. The registered office is located in Plaza Tempo, Edificio B Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.

Logistic Properties of the Americas, through its affiliates and subsidiaries (jointly referred to as the “Company”) is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets in Central and South America.

On March 27, 2024, LPA consummated the previously announced business combination pursuant to the business combination agreement, dated as of August 15, 2023 (“Business Combination Agreement”), with two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of LPA (“SPAC Merger Sub”), and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA (“Company Merger Sub”) (the “Business Combination”).

As a result of the Business Combination, TWOA and LLP became wholly-owned subsidiaries of LPA, and LPA ordinary shares (“Ordinary Shares”) were listed on the New York Stock Exchange (“NYSE”) under the symbol “LPA”. Refer to Note 3 for more details.

Since TWOA did not meet the definition of a business under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) 3, the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-Based Payment (IFRS 2), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. Under this method of accounting, TWOA was treated as the acquired company for financial reporting purposes and LLP was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of LLP issuing shares for the net assets of TWOA.

The unaudited condensed consolidated interim financial statements were prepared as a continuation of LLP and its subsidiaries as LLP is considered the accounting predecessor. Accordingly, all historical financial information presented in these condensed consolidated interim financial statements represents the accounts of LLP. The comparative financial information in relation to the shares and basic and diluted earnings (loss) per share attributable to equity holders of the Company, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination.

These unaudited condensed consolidated interim financial statements should be read in conjunction with LLP’s most recent audited consolidated financial statements and notes.

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2.	MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of Accounting – The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the IASB.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except certain investment properties that are measured at fair value as of end of each reporting period, as explained in the accounting policies included in LLP’s most recent audited consolidated financial statements and notes. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These condensed consolidated interim financial statements follow the same significant accounting policies as those included in LLP’s most recent audited consolidated financial statements. Management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these condensed consolidated interim financial statements.

b.	Going Concern – The accompanying unaudited condensed consolidated financial statements are prepared on a going concern basis in accordance with IAS 1, Presentation of Financial Statements (“IAS 1”), which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As described further in Note 11, the Company obtained a waiver relating to compliance with the debt service coverage ratio as required by its loan covenants with Bancolombia, S.A. (“Bancolombia”) for the assessment on June 30, 2024 and December 31, 2024. The next testing date for the covenants will occur on June 30, 2025, and the Company expects to be in compliance with the covenants on this date. The outstanding Bancolombia loan balance as of September 30, 2024 was $37.5 million, with $1.2 million classified within current liabilities on the condensed consolidated statement of financial position.

The Company’s lending agreements with Bancolombia are only collateralized by four Colombian investment properties, which were valued at $96.4 million and $90.3 million as of September 30, 2024 and December 31, 2023, respectively. No other guarantees have been provided by the Company’s other subsidiaries that would put the Company’s operations outside of Colombia at risk in event of foreclosure. While the $6.4 million in revenue generated by the Company’s Colombian operations for the nine months ended September 30, 2024 represents approximately 19.6% of the Company’s consolidated revenues for the period, the Company’s operations outside of Colombia are expected to be profitable and generate adequate liquidity to provide for continued operations. In the event that the Company is unable to obtain further debt waivers, restructure the debt, or otherwise repay the Bancolombia loan, there is a possibility Bancolombia may initiate proceedings to foreclose on its Colombian properties without further recourse. However, this would not create material uncertainty as to the Company’s ability to continue as a going concern in regards to its operations outside of Colombia. Additionally, with the consummation of the Company’s Business Combination with TWOA on March 27, 2024, the Company had gained access to additional capital which further supports the Company’s ability to finance ongoing operations. The Company believes that the capital raised coupled with the current cash projections created enough resources to prevent a foreclosure scenario. Refer to Note 3 for additional information on the Business Combination.

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c.	Share-based Payment – Certain employees, board of directors of the Company, and parties other than employees receive remuneration in the form of share-based payments whereby they render services in exchange for equity instruments (equity-settled transactions).

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions.

The fair value determined at the grant date of the equity-settled share-based payments is expensed ratably over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period) with a corresponding increase in equity. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will eventually vest. For awards with graded vesting, the fair value determined at the grant date is expensed on a tranche-by-tranche basis using the accelerated attribution method. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest pursuant to service and non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the condensed consolidated interim statement of profit or loss and other comprehensive income (loss) such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards. Market conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions, which are reflected in the fair value of an award.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably. The goods or services received are measured at the fair value of the equity instruments granted and are measured on the date the entity obtains the goods or the counterparty renders the service.

d.	Foreign Currency –

●	Functional and Presentation Currency - The consolidated financial statements are presented in U.S. dollars (USD), which is the functional currency of Logistic Properties of the Americas and its subsidiaries, except for the Colombian subsidiaries of Latam Logistic COL OpCo, S.A. and Latam Logistic COL PropCo Cota I, S.A.S, for which the functional currency is the Colombian Peso. As of September 30, 2024 and December 31, 2023, the sell-exchange rates for a USD to relevant currencies were the following:

	As of September 30,	As of December 31,
	2024	2023
Costa Rican Colones (“CRC”)	CRC 523	CRC 527
Peruvian Soles (“PEN”)	PEN 3.72	PEN 3.71
Colombian Pesos (“COP”)	COP 4,164	COP 3,822

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The average sell-exchange rates for a USD to relevant currencies were the following for the three months ended September 30, 2024 and 2023:

	2024	2023
Costa Rican Colones (“CRC”)	CRC 526	CRC 543
Peruvian Soles (“PEN”)	PEN 3.76	PEN 3.68
Colombian Pesos (“COP”)	COP 4,094	COP 4,049

The average sell-exchange rates for a USD to relevant currencies were the following for the nine months ended September 30, 2024 and 2023:

	2024	2023
Costa Rican Colones (“CRC”)	CRC 520	CRC 552
Peruvian Soles (“PEN”)	PEN 3.76	PEN 3.73
Colombian Pesos (“COP”)	COP 3,979	COP 4,406

●	Foreign Currency Transactions - Transactions in foreign currencies are translated into the respective functional currencies of the Company entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

Foreign Operations - The assets and liabilities of foreign operations, for which the functional currency is other than the USD are translated into USD at exchange rates in effect at the date of the consolidated statement of financial position. The income and expenses of foreign operations are translated at exchange rates at the dates of the transactions. Components of equity are translated into USD at the historical exchange rates.

Foreign currency differences are recognized in other comprehensive income (OCI) and accumulated in a separate line item in the Company’s consolidated statements of changes in equity under “Foreign currency translation reserve”, except to the extent that the translation difference is allocated to non-controlling interests (NCI). When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the foreign currency translation reserve account related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes of part of its interest in a subsidiary but retains control, then, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Company disposes only part of an associate while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

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e.	Basis of Consolidation - The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) at the end of each reporting period. Control is achieved when the Company:

●	Has the power over the investee;

●	Is exposed, or has rights, to variable returns from its involvement with the investee; and

●	Has the ability to use its power to affects its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the contractual rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

●	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

●	Exposure, or rights, to variable returns from its involvement with the investee

●	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made including the ability to use its power over the investee to affect the amount of the investor’s returns

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Profit or loss and each component of other comprehensive loss are attributed to owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated upon consolidation.

9

Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value, as of the date control is lost, of any retained interest in the subsidiary and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive loss in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

10

The condensed consolidated financial statements include the financial information of Logistic Properties of the Americas (parent entity) and its subsidiaries:

		Ownership Interest		Non-controlling Interests
Entities	Country	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Latam Logistic Properties S.A.	Panamá	100%	N/A
two	Cayman Islands	100%	N/A
Latam Logistic Property Holdings, LLC	United States	100%	100%
LPA Corporate Services Inc.	United States	100%	N/A
Latam Logistic COL HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic CR HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco El Coyol II S de R.L.	Panamá	50%	50%	50%	50%
Latam Logistic Pan Holdco Cedis Rurales S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo San Joaquin I S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena I S de R.L. (1)	Panamá	47.6%	47.6%	52.4%	52.4%
Latam Logistic Pan Holdco Verbena II S, S.R.L. (2)	Panamá	47.6%	47.6%	52.4%	52.4%
Logistic Property Asset Management, S de R.L. (3)	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena Fase II, S de R.L. (4)	Panamá	100%	100%
Latam Logistic Pan Holdco Medellin I, S.R.L.	Panamá	100%	100%
LatAm Logistic Pan HoldCo Bodegas los Llanos, S.R.L.	Panamá	100%	100%
Latam Logistic PER OpCo, S.R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin I, S. de R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin II, S. de R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin III, S. de R.L.	Perú	100%	100%
Parque Logístico Callao, S.R.L.	Perú	40%	40%	60%	60%
Latam Logistic COL OpCo, S.A. (5)	Colombia	100%	100%
Latam Logistic COL PropCo Cota I, S.A.S.	Colombia	100%	100%
Latam Logistic CR OpCo, S.R.L.	Costa Rica	100%	100%
Latam Logistic CR PropCo Alajuela I, S.R.L.	Costa Rica	100%	100%
Latam Propco El Coyol Dos S de R.L.	Costa Rica	50%	50%	50%	50%
Latam Logistic Propco Bodegas San Joaquín S de R.L.	Costa Rica	100%	100%
Latam Logistic Propco Cedis Rurales Costa Rica S de R.L.	Costa Rica	100%	100%
3101784433, S.R.L.	Costa Rica	23.6%	23.6%	76.4%	76.4%
Latam Logistic PropCo Bodegas los Llanos S de R.L.	Costa Rica	100%	100%
Latam Logistic CR Zona Franca, S. de R.L.	Costa Rica	100%	100%
Latam Logistics SLV OpCo S.A. de C.V.	El Salvador	100%	100%

(1)	Formerly known as Latam Logistic Propco Pedregal Panamá S de R.L.
(2)	Formerly known as Latam Logistic Pan Holdco Pedregal Panamá S de R.L.
(3)	Formerly known as Latam Logistic Pan Holdco Santiago I, S de R.L.
(4)	Formerly known as Latam Logistic Pan Holdco Santo Domingo, S de R.L.
(5)	Formerly known as Latam Logistic COL OpCo, S.A.S.

f.	New and amended IFRS accounting standards that are effective for the current year

The condensed consolidated interim financial statements and notes are based on accounting policies consistent with those described in Note 2 to the LLP’s most recent audited consolidated financial statements and notes. All the new and amended IFRS accounting standards effective as of September 30, 2024 that are relevant to the Company have already been early adopted before January 1, 2024. See details below:

Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Company has early adopted the amendment as of January 1, 2023 together with the 2022 Amendment mentioned below.

11

Amendments to IAS 1 - Presentation of Financial Statements - Non-Current Liabilities with Covenants (“2022 Amendment”) - The amendments specify that only covenants that an entity is required to comply the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g., a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Company early adopted the amendment as of January 1, 2023.

g.	New and amended IFRS Accounting Standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new IFRS Accounting Standards that have been issued but are not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new accounting standard introduces significant changes to the structure of a group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its consolidated financial statements.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - On May 30, 2024, IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements.

12

3.	REVERSE CAPITALIZATION

On August 15, 2023, the Company entered into a Business Combination Agreement with LLP, TWOA, SPAC Merger Sub, and Company Merger Sub, for a proposed Business Combination. Under the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, (a) SPAC Merger Sub merged with and into TWOA, with TWOA continuing as the surviving company, and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Business Combination was no longer outstanding and was automatically canceled, in exchange for the right of the holder thereof to receive a substantially equivalent security of LPA; (b) Company Merger Sub merged with and into LLP, with LLP continuing as the surviving company, and, in connection therewith, the ordinary shares of LLP (“LLP Shares”) issued and outstanding immediately prior to the Business Combination were canceled in exchange for the right of the holders thereof to receive ordinary shares of LPA (“LPA Ordinary Shares”); and (c) as a result of the mergers, TWOA and LLP each became wholly-owned subsidiaries of LPA, and LPA Ordinary Shares were listed on the NYSE, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

On February 16, 2024, TWOA entered into a subscription agreement (the “Subscription Agreement”) with certain subscriber (“PIPE Investor”) to purchase 1,500,000 TWOA Class A ordinary shares at a price of $10.00 per share, for an aggregate purchase price of $15,000,000, in a private placement to be consummated simultaneously with the Closing.

The Business Combination was unanimously approved by the board of directors of TWOA and was approved at the Extraordinary General Meeting on March 25, 2024. TWOA’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, LLP and TWOA became wholly-owned direct subsidiaries of the Company. On March 28, 2024, the LPA Ordinary Shares commenced trading on the NYSE under the symbol “LPA”.

As a result of the Business Combination:

●	All outstanding TWOA Class A and Class B shares were canceled in exchange for 3,897,747 LPA Ordinary Shares, not including the shares held by the PIPE Investor;

●	1,500,000 Class A TWOA shares held by the PIPE Investor were converted to 1,500,000 LPA Ordinary Shares;

●	All outstanding LLP shares were cancelled in exchange for 26,312,000 LPA Ordinary Shares.

The Business Combination was consummated on March 27, 2024. Following the Business Combination, the ownership structure of LPA was as follows:

	Number of Ordinary Shares	% of Ownership
LPA Ordinary Shares issued to TWOA shareholders	3,897,747	12.3%
LPA Ordinary Shares converted from legacy LLP equity holders	26,312,000	83.0%
LPA Ordinary Shares issued to PIPE Investor	1,500,000	4.7%
Total	31,709,747	100.0%

13

The proceeds from the Business Combination (net of transaction costs paid) are summarized below for the nine months ended September 30, 2024:

Amount
Proceeds from PIPE Investor	$15,000,000
Proceeds from TWOA trust	1,121,150
Transaction costs paid in cash	(11,683,841)
Proceeds from Business Combination, net of transaction costs paid	$4,437,309

Non-cash transaction costs

On August 14, 2024, the Company issued 90,000 Ordinary Shares to a nonemployee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 16 for more details. Non-cash transaction costs of $241,200 and $1,141,200 were recognized as other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) for the three and nine months ended September 30, 2024.

Reverse capitalization

As discussed in Note 1, the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. The consolidated assets, liabilities and results of operations are those of LLP for all periods presented. As such, the basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.

Share listing expenses under IFRS 2

As further discussed in Note 1, since the Business Combination was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represented a service received by the accounting acquirer, and thus was recognized as an expense upon consummation of the Business Combination.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to TWOA as consideration over the fair value of TWOA’s identifiable net assets was recognized as listing expense in the amount of $0 and $44,469,613 in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) for the three and nine months ended September 30, 2024, respectively. The fair value of the equity interests was measured at the closing market price of TWOA’s publicly traded shares on March 26, 2024, which was $10.70 per share. See below for details.

Fair value of TWOA public shares (103,813 shares at $10.70) (A)	$1,110,799
Fair value of TWOA sponsor shares (3,793,934 shares at $10.70) (B)	40,595,094
I: Total deemed fair value of consideration issued to TWOA shareholders: (A+B)	41,705,893

Cash and cash equivalents	1,121,150
Accounts payable	(3,884,870)
II: Net liabilities of TWOA	(2,763,720)

Total share listing expense (I-II)	$44,469,613

14

Other transaction-related costs in connection with the Business Combination

For the three and nine months ended September 30, 2024, the Company incurred transaction-related costs in connection with the Business Combination of $909,006 and $7,088,185, respectively (excluding the share listing expenses under IFRS 2 discussed above). For the three and nine months ended September 30, 2023, the Company incurred transaction-related costs in connection with the Business Combination of $3,340,181 and $3,395,255, respectively. These transaction-related costs were recorded in other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), primarily consisting of professional service fees such as legal and accounting services pertinent to the Business Combination. Through September 30, 2024, cumulative transaction-related costs of $17,092,020 were incurred by the Company and TWOA (prior to the Closing) in connection with the Business Combination, of which $1,753,338 has not yet been paid as of September 30, 2024. As of September 30, 2024, $687,901 of the amount not yet paid was recorded within accounts payable and accrued expenses and $1,065,437 was recorded within other non-current liabilities in the condensed consolidated interim statements of financial position. For the nine months ended September 30, 2024, the Company had paid $11,683,841 in cash for transaction-related costs in connection with the Business Combination of which $4,858,225 was paid with transaction proceeds.

Cash bonus to management

In connection with the Business Combination, certain executives were granted a one-time cash bonus totaling $285,000 at Closing, recorded in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). As of September 30, 2024, all of the bonus was paid. See Note 17 for more details.

Restricted Stock Units (RSUs)

In connection with the Business Combination, certain executives and board of director members were granted service-based and performance-based RSUs. For the three and nine months ended September 30, 2024, the Company incurred share-based payment expenses of $555,323 and $1,695,541, respectively. See Note 16 for more details.

Loan receivable from Latam Logistics Investments, LLC (“LLI”)

As of January 1, 2024, LLP’s loans to LLI, which held a minority equity interest of LLP before Closing, were in default status due to non-payment following the maturity date of December 31, 2023. LLP subsequently provided notice of the default to LLI.

On March 12, 2024, LLI entered into an assignment agreement (“Assignment Agreement”) with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive the LPA Ordinary Shares upon the closing of the Business Combination. As part of the Assignment Agreement, LLP agreed to waive its right to receive the corresponding LPA Ordinary Shares. Upon Closing, the loan receivable from LLI of $9,765,972 was considered settled through the foreclosure of the collateralized LLP Shares held by LLI.

4.	REVENUE

The Company’s revenue was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Non-lease components of rental arrangements	$1,195,221	$1,094,546	$3,525,016	$3,140,319
Other	98,856	38,896	195,911	74,916
Revenue from contracts with customers (IFRS 15)	1,294,077	1,133,442	3,720,927	3,215,235
Rental income	9,978,553	9,080,747	29,022,101	24,652,708
Total revenue	$11,272,630	$10,214,189	$32,743,028	$27,867,943

Note 7 contains further information of the Company’s revenue based on segment and geography.

15

The Company, through its subsidiaries, had entered into various operating leases agreements with customers for the rental of its investment properties. Most of the Company’s lease agreements associated with the investment properties contain an initial lease term from 5 to 10 years and generally include renewal options for one or more additional terms of varying lengths. The Company’s weighted average lease term remaining on leases in the operating properties and properties under development, based on the square footage of the leases in effect as of September 30, 2024 and 2023 was 5.0 years and 5.5 years, respectively.

These leases were based on a minimum rental payment in USD for properties located in Costa Rica and Peru, and COP for properties in Colombia, plus maintenance fees and recoverable expenses, and guarantee deposits associated with the agreements, which are commonly used for covering any repair, improvement tasks or as a final payment when the lease agreement ends.

5.	INVESTMENT PROPERTY OPERATING EXPENSES

Rental property operating expenses were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Repair and maintenance	$757,710	$618,276	$2,204,173	$1,833,513
Utilities	162,852	101,602	444,255	317,842
Insurance	120,156	96,030	342,631	269,168
Property management	83,332	53,924	217,399	167,724
Real estate taxes	180,695	233,394	571,529	662,744
Expected credit loss adjustments	(41,329)	140,139	(17,248)	(27,070)
Other property related expenses	353,503	265,679	1,094,070	808,217
Total	$1,616,919	$1,509,044	$4,856,809	$4,032,138

6.	OTHER INCOME AND OTHER EXPENSES

Other income was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest income	$571,039	$31,703	$1,251,485	$125,076
Income in connection to the LR Agreements (defined below)	533,286	—	10,378,180	—
Other	485	—	623,404	6,137
Total	$1,104,810	$31,703	$12,253,069	$131,213

Other expenses were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Transaction-related costs in connection with the Business Combination	$909,006	$3,340,181	$7,088,185	$3,395,255
Fees in connection to the LR Agreements (defined below)	48,500	—	1,197,422	—
Other	280,566	5,115	297,282	88,463
Total	$1,238,072	$3,345,296	$8,582,889	$3,483,718

Transaction-related costs in connection with the Business Combination primarily consisted of professional service fees including legal and accounting services pertinent to the Business Combination. See Note 3 for more details relating to transaction-related costs.

16

On June 5, 2024, and June 6, 2024, the Company, certain Investors (the “Investors”) and certain Shareholders (the “Shareholders” and together with the Investors, the “Released Parties”) entered into a non-affiliate lock-up release agreement (as amended, each an “LR Agreement” and collectively, the “LR Agreements”), pursuant to which the Company and each Released Party agreed to waive certain lock-up restrictions provided for in (i) the letter agreement dated March 29, 2021 by and among TWOA and other relevant parties thereto and by a joinder agreement, the Investors or (ii) the letter agreement dated March 29, 2021 by and among TWOA and other relevant parties thereto and the Shareholders, as amended on August 15, 2023 and March 27, 2024, as applicable (the “Lock-up Release”, and the shares released pursuant to such Lock-up Release, the “Released Shares”). In exchange, each Released Party agreed to pay a cash fee to the Company equal to a certain percentage of the sale price received for each Released Share sold by such Released Party until September 27, 2025.

As of September 30, 2024, the total number of Released Shares was 947,885 of which 689,589 shares were sold by the Released Parties. For the three months and nine months ended September 30, 2024, the Company recorded receipt of $533,286 and $10,378,180 in cash related to the sale of the Released Shares with an offsetting amount recorded in other income in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). In connection with the sale of the Released Shares, the Company incurred transaction costs of $48,500 and $1,197,422 for the three months and nine months ended September 30, 2024, which were recorded in other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

7.	SEGMENT REPORTING

The Company has three operating segments, based on geographic regions consisting of Colombia, Peru, and Costa Rica. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. The CODM receives information and evaluates the business from a geographic perspective and reviews the Company’s internal reporting by geography in order to assess performance and allocate resources. As a result, the Company has determined the business operates in three distinct operating segments based on geography.

The three geographic segments, Colombia, Peru, and Costa Rica primarily derive revenue from various operating lease agreements with customers for the rental of warehouses. Each of these locations and corresponding operations are presented and managed and separately. The operating segments are each reportable segments, and aggregation of segments is not applied. Unallocated revenue consists of other revenue streams earned by operating subsidiaries that are not allocated to segments for CODM’s review. Unallocated expenses consist of certain corporate general and administrative expenses and financing costs for the bridge loan held by the parent entity that are not allocated to segments for CODM’s review.

There was no inter-segment revenue for the three and nine months ended September 30, 2024 and 2023.

The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts.

The Company evaluates the performance of its reportable segments based on net operating income. Segment net operating income consists of segment investment property rental revenue less segment investment property operating expense.

17

The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts for the three months ended September 30, 2024, and 2023.

	Three months ended September 30,
	2024	2023
Revenue:
Colombia	$2,068,024	$2,226,178
Peru	2,983,454	2,360,078
Costa Rica	6,122,296	5,589,037
Unallocated revenue	98,856	38,896
Total	$11,272,630	$10,214,189

Investment property operating expense:
Colombia	$(309,608)	$(261,035)
Peru	(566,225)	(422,608)
Costa Rica	(741,086)	(825,401)
Total	$(1,616,919)	$(1,509,044)

Net operating income
Colombia	$1,758,416	$1,965,143
Peru	2,417,229	1,937,470
Costa Rica	5,381,210	4,763,636
Total	$9,556,855	$8,666,249

General and administrative:
Colombia	$(365,944)	$(265,094)
Peru	(293,495)	(306,774)
Costa Rica	(1,381,156)	(525,885)
Corporate	(2,710,289)	(1,422,083)
Total	$(4,750,884)	$(2,519,836)

Financing costs
Colombia	$(1,616,945)	$(2,156,213)
Peru	(1,270,415)	(954,483)
Costa Rica	(2,907,269)	(2,529,762)
Corporate	(2,250)	(6,403)
Total	$(5,796,879)	$(5,646,861)

The following table reconciles segment net operating income to profit before taxes for the three months ended September 30, 2024 and 2023:

	Three months ended September 30,
	2024	2023
Net operating income	$9,556,855	$8,666,249
Unallocated revenue	98,856	38,896
General and administrative	(4,750,884)	(2,519,836)
Investment property valuation gain	8,175,196	9,826,109
Interest income from affiliates	—	159,850
Financing costs	(5,796,879)	(5,646,861)
Net foreign currency gain	49,158	13,595
Other income	1,104,810	31,703
Other expenses	(1,238,072)	(3,345,296)
Profit (loss) before taxes	$7,199,040	$7,224,409

18

The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts for the nine months ended September 30, 2024, and 2023.

	Nine months ended September 30,
	2024	2023
Revenue:
Colombia	$6,426,573	$6,007,582
Peru	8,349,511	7,049,033
Costa Rica	17,771,033	14,736,412
Unallocated revenue	195,911	74,916
Total	$32,743,028	$27,867,943

Investment property operating expense:
Colombia	$(843,373)	$(730,411)
Peru	(1,563,991)	(1,245,407)
Costa Rica	(2,449,445)	(2,056,320)
Total	$(4,856,809)	$(4,032,138)

Net operating income
Colombia	$5,583,200	$5,277,171
Peru	6,785,520	5,803,626
Costa Rica	15,321,588	12,680,092
Total	$27,690,308	$23,760,889

General and administrative:
Colombia	$(919,430)	$(728,132)
Peru	(933,515)	(923,880)
Costa Rica	(2,858,002)	(1,606,595)
Corporate	(6,290,717)	(1,575,615)
Total	$(11,001,664)	$(4,834,222)

Financing costs
Colombia	$(5,135,775)	$(6,184,431)
Peru	(3,694,464)	(2,728,579)
Costa Rica	(8,335,746)	(14,317,089)
Corporate	(2,250)	(53,680)
Total	$(17,168,235)	$(23,283,779)

The following table reconciles segment net operating income to profit before taxes for the nine months ended September 30, 2024 and 2023:

	Nine months ended September 30,
	2024	2023
Net operating income	$27,690,308	$23,760,889
Unallocated revenue	195,911	74,916
General and administrative	(11,001,664)	(4,834,222)
Listing expense	(44,469,613)	—
Investment property valuation gain	17,925,184	21,688,490
Interest income from affiliates	302,808	474,338
Financing costs	(17,168,235)	(23,283,779)
Net foreign currency (loss) gain	(127,447)	243,367
Gain on sale of asset held for sale	—	1,022,853
Other income	12,253,069	131,213
Other expenses	(8,582,889)	(3,483,718)
Profit (loss) before taxes	$(22,982,568)	$15,794,347

19

Segment Assets and Liabilities

For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors select assets and liabilities attributable to each segment. The following table summarizes the Company’s total assets and liabilities by reportable operating segment as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Segment investment properties
Colombia	$139,910,571	$131,057,446
Peru	137,781,614	127,350,614
Costa Rica	257,881,087	255,764,221
Total	$535,573,272	$514,172,281

Reconciling items:
Cash and cash equivalents	31,394,469	35,242,363
Due from affiliates	—	9,463,164
Lease and other receivables, net	2,623,141	3,557,988
Receivables from the sale of investment properties - short term	4,781,622	4,072,391
Receivables from the sale of investment properties - long term	—	4,147,507
Prepaid construction costs	256,954	1,123,590
Prepaid income taxes	1,340,637	651,925
Other current assets	2,969,336	2,791,593
Tenant notes receivables - long term, net	5,350,618	6,002,315
Restricted cash equivalent	5,912,997	2,681,110
Property and equipment, net	323,609	354,437
Deferred tax asset	1,154,342	1,345,859
Other non-current assets	4,703,828	5,218,787
Total assets	$596,384,825	$590,825,310

Segment debt
Colombia	$41,891,936	$47,654,090
Peru	57,153,781	61,260,237
Costa Rica	171,987,692	160,939,908
Total	$271,033,409	$269,854,235

Reconciling items:
Accounts payable and accrued expenses	6,846,733	13,127,502
Income tax payable	2,909,132	2,024,865
Retainage payable	1,540,803	1,737,805
Security deposits - current portion	537,850	—
Other current liabilities	2,283,282	959,539
Deferred tax liability	38,905,814	37,451,338
Security deposits	2,011,631	1,790,554
Other non-current liabilities	3,947,341	2,936,555
Total liabilities	$330,015,995	$329,882,393

Geographic Area Information

	September 30, 2024	December 31, 2023
Long-lived assets
Colombia	$139,937,427	$131,147,272
Peru	137,844,531	127,416,698
Costa Rica	258,079,868	256,000,132
Total	$535,861,826	$514,564,102

20

8.	LEASE AND OTHER RECEIVABLES, NET

As of September 30, 2024 and December 31, 2023, lease and other receivables, net were as follows:

	September 30, 2024	December 31, 2023

Lease receivables, net	$1,612,768	$2,703,760
Tenant notes receivables - short term, net	902,148	804,749
Others	108,225	49,479
Sub-total	2,623,141	3,557,988
Tenant notes receivable - long term, net	5,350,618	6,002,315
Lease and other receivables, net	$7,973,759	$9,560,303

The expected credit loss allowance provision for lease receivables and tenant notes receivables as of September 30, 2024 and September 30, 2023 reconciled to the opening loss allowance for that provision as follows:

	September 30, 2024			September 30, 2023
	Lease Receivables	Tenants Notes Receivables	Total	Lease Receivables	Tenants Notes Receivables	Total

Beginning balance	$831,805	$114,201	$946,006	$2,646,337	$126,640	$2,772,977
Adjustments in expected credit loss allowance recognized in profit or loss during the period	(7,948)	(9,300)	(17,248)	(137,569)	110,499	(27,070)
Receivables written-off during the period as uncollectible	—	—	—	(1,732,873)	(5,733)	(1,738,606)
Ending balance	$823,857	$104,901	$928,758	$775,895	$231,406	$1,007,301

9.	INVESTMENT PROPERTIES

As of September 30, 2024, the Company obtained valuation reports from an independent appraiser in order to determine the fair value of its investment properties. Gains and losses arising from changes in the fair values are included in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) in the period in which they arise.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

●	Level 2 - Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 - Inputs are unobservable inputs for the asset or liability, among others, statistics information, and own Company’s information, in some instances based on the information provided by some independent experts.

As of September 30, 2024 and December 31, 2023, all owned investment properties are guaranteeing the Company’s debt.

21

As of September 30, 2024 and December 31, 2023, investment properties were as follows:

	Fair Market Value (“FMV”) as of	FMV as of
	September 30,	December 31,
	2024	2023

Land bank:
Land bank under right-of-use
Peru	$2,021,123	$619,976
Sub-total	2,021,123	619,976
Owned land bank
Colombia	25,126,975	24,100,446
Sub-total	25,126,975	24,100,446
Total Land Bank	$27,148,098	$24,720,422
Properties under development:
Properties under right-of-use
Peru	$13,246,000	$12,260,000
Sub-total	13,246,000	12,260,000
Owned properties
Peru	—	22,230,781
Costa Rica	—	10,891,000
Sub-total	—	33,121,781
Total properties under development	$13,246,000	$45,381,781
Operating Properties
Owned properties
Colombia	$114,783,596	$106,957,000
Peru	122,514,490	92,239,857
Costa Rica	257,881,088	244,873,221
Sub-total	495,179,174	444,070,078
Total operating properties	495,179,174	444,070,078
Total operating properties and properties under development	508,425,174	489,451,859
Total	$535,573,272	$514,172,281

Disclosed below is the valuation technique used to measure the fair value of investment properties, along with the significant unobservable inputs used.

Valuation Techniques - This fair value measurement is considered Level 3 of the fair value hierarchy, except where otherwise noted below.

-	Operating Properties - The valuation model considers a combination of the present value of net cash flows to be generated by the property, the direct capitalization of the net operating income, and the replacement cost to construct a similar property.

i.	The present value of net cash flows generated by the property takes into account the expected rental growth rate, vacancy periods, occupancy rate, lease incentive costs such as rent-free periods and other costs not paid by tenants. The expected net cash flows are discounted using risk adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit quality and lease terms.

ii.	The direct capitalization method. This method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments or stabilized investments. involves capitalizing the property net operating income at a market capitalization rate. The net operating income is determined by using the property Effective Gross Income (EGI) net of operating expenses. The EGI is determined by the property’s Potential Gross Income (PGI) through analysis of the property actual historic income and an analysis of competitive current market income rates and deducting the PGI with an estimate for vacancy and collection.

iii.	The cost approach. The cost approach involves the estimation of the replacement cost of the building and site improvements that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property - assuming no undue delay in the process.

22

-	Properties Under Development - The valuation model considers the present value of net cash flows, direct capitalization, and the cost approaches adjusted by the net present value of the cost to complete and vacancy in the properties under construction.

-	Land Bank - The valuation model used for the land portfolio is a combination of sales comparison approach (or market approach), cost approach, residual land value approach and the discounted cash flow method. For undeveloped land, the market approach is used. For land that is under development, the market approach is used in conjunction with the cost approach and residual land value approach, and the discounted cash flow approach, to determine the fair value of the finished lots.

i.	The sales comparison approach. This approach compares sales or listing of similar properties with the subject property using the price per square feet (Level 2 input). This approach is given supporting weight in this analysis because of the well-supported range of value within this approach and the likelihood that the subject could be purchased by an owner-user.

ii.	The cost approach. This approach is based on the principle of substitution that a prudent and rational person would pay no more than the cost to construct a similar property. This approach generally considers estimated replacement cost of the land and the site improvements (e.g., infrastructure) and estimated depreciation accrued to the improvements (Level 2 input).

iii.	The residual land value approach. This approach involves residual amount after deducting all known or anticipated costs required to complete the development from the anticipated value of the project when completed after consideration of the risks associated with the completion of the project (Level 2 input).

Significant Inputs as of September 30, 2024 and December 31, 2023 —

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value	Relationship of unobservable inputs to fair value
Operating Properties	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 8.0% 2023: 7.9%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 10.7% 2023: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2024: 98.1% 2023: 98.2%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2024: 98.1% 2023: 98.2%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2024: 7.9% 2023: 7.9%	The higher the stabilized capitalization rate, the lower the fair value
Properties Under Development	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: N/A 2023: 8.1%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 10.5% 2023: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2024: 96.0% 2023: 97.7%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2024: N/A 2023: 97.7%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2024: N/A 2023: 8.0%	The higher the stabilized capitalization rate, the lower the fair value
Land Bank	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 8.0% 2023: 7.8%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 16.5% 2023: 11.8%	The higher the risk adjusted discount rate, the lower the fair value.

23

The reconciliations of investment properties for the nine months ended September 30, 2024 and 2023, were as follows:

	September 30, 2024	September 30, 2023

Beginning balance	$514,172,281	$449,036,633
Additions	14,698,575	19,271,252
Transfer to asset held for sale	—	(17,801,991)
Gain on valuation of investment properties	17,925,184	21,688,490
Foreign currency translation effect	(11,222,768)	22,723,004
Ending balance	$535,573,272	$494,917,388

Investment Properties Dispositions —

Sale of Latam Parque Logistico Calle 80 Building 500A

On November 24, 2023, the Company closed the sale of its investment property, Latam Parque Logistico Calle 80 Building 500A (with a carrying value of USD 17,634,208 as of closing), to a third party for consideration of COP 79,850,000,000 (equivalent of USD 19,512,112 as of closing). Of the total consideration, COP 33,829,392,065 (equivalent of USD 8,266,536 as of closing) was transferred directly to ITAU to settle the liabilities directly associated with the investment property. The remaining consideration is expected to be received within fifteen months after closing, through six installment payments. The Company had received the first upfront installment payment of COP 11,505,151,984 (equivalent of USD 2,778,063 as of the payment date) in October 2023. As of closing, the total future installments were discounted by an implicit rate estimated based on certain Level 2 inputs discussed above. The discount on total installments would be subsequently accreted back over the time over the remaining payment term.

During the three and nine months ended September 30, 2024, the Company recognized interest income of $157,945 and $582,100, respectively, included in other income in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). The Company received the second, third, and fourth installment payment for total of COP 13,806,182,379 (equivalent of USD 3,502,813 as of the payment dates) in February 2024, May 2024, and August 2024, respectively. The Company expects to receive the remaining installment payments in 2024 and 2025. The carrying amount of the receivables from the sale of investment properties was $4,781,622 and $8,219,898 as of September 30, 2024 and December 31, 2023, respectively.

In accordance with the purchase and sale agreement, as of September 30, 2024, the deferred cash payments will be paid to the Company in the upcoming two installments based on the following schedule:

Consideration
Installment Payment due in November 2024	$1,105,146
Installment Payment due in February 2025	3,868,012
Discount on future payments	(191,536)
Receivables from the sale of investment properties - short term	$4,781,622

24

Sale of certain land lot in Latam Logistic Park San José – Verbena

During the year ended December 31, 2021, the Company engaged in an active sale negotiation for the sale of certain land lot with a third-party buyer. The land lot held for sale is part of a land lot that is owned by LatAm Parque Logistico San José - Verbena partnership, within the Costa Rica segment.

On May 21, 2021, the Company signed on behalf of LatAm Parque Logistico San José - Verbena partnership, the purchase and sale agreement for the sale of the fully serviced land parcel for $4,000,000. In accordance with the purchase and sale agreement, the sale will be paid in three installments based on the following schedule:

	Amount

1st Installment Payment	$1,200,000	Upon the signing of the Purchase and Sale Agreement.
2nd Installment Payment	1,200,000	Upon conclusion of land infrastructure work.
3rd Installment Payment	1,600,000	Upon title transfer of the property to the buyer.
	$4,000,000

On May 24, 2021, the Company, through LatAm Parque Logistico San José - Verbena partnership, received the first installment payment of $1,200,000 from the buyer. The Company received the second installment of $1,200,000 on January 27, 2022 upon the conclusion of the land infrastructure work. The sale was closed on April 23, 2023 upon the transfer of the property title and the receipt of the third installment payment of $1,600,000. The Company recognized a gain on sale of asset held for sale of $0 and $1,022,853 during the three and nine months ended September 30, 2023, respectively.

10.	OTHER CURRENT ASSETS AND LIABILITIES

The detail of other current assets as of the September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
Value added tax receivable	$1,587,285	$2,207,983
Prepaid insurance	803,556	181,528
Other	578,495	402,082
Total	$2,969,336	$2,791,593

The detail of other current liabilities as of the September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
Distributions payable to non-controlling interests	$1,523,800	$—
Lease liabilities	421,810	238,849
Deferred revenue	337,672	299,729
Other	—	420,961
Total	$2,283,282	$959,539

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11.	LONG TERM DEBT

As of September 30, 2024 and December 31, 2023, the debt of the Company was as follows (all loans are USD denominated, except loans in Colombia are COP denominated):

Financial Institution	Type	Expiration	Annual Interest Rate	Restricted Cash at September 30, 2024	Restricted Cash at December 31, 2023	Remaining Borrowing Capacity at September 30, 2024	Amount Outstanding at September 30, 2024	Amount Outstanding at December 31, 2023
Costa Rica (USD denominated)
BAC Credomatic, S.A.	Mortgage Loan	Refinanced	3Mo SOFR + 378 bps, no min. rate (except for the fixed rate of 8.1% from March 2023 to March 2024)	—	—	—	—	$46,908,999
BAC Credomatic, S.A.	Mortgage Loan	April 2039	3Mo SOFR + 200 bps, no min. rate	1,450,000	—	—	59,607,913	—
Banco Davivienda Costa Rica, S.A.	Mortgage Loan	Nov 2038	Year 1: 7.0% Year 2: 7.3% Thereafter: 3Mo SOFR + 240 bps	72,361	—	—	7,744,012	7,974,306
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	—	—	—	64,816,917	65,727,171
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	480,000	480,000	—	18,031,741	18,285,023
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	—	—	—	14,954,165	15,164,206
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 6.4% Year 2: 7.3% Thereafter: 3Mo SOFR + 280 bps	140,485	140,485	—	6,832,945	6,918,421
Total Costa Rica Loans				$2,142,846	$620,485	—	$171,987,693	$160,978,126

Peru (USD denominated)
BBVA Peru Tranche 1	Mortgage Loan	December 2033	8.50%	1,614,671	—	—	47,048,939	48,670,000
BBVA Peru Tranche 2	Mortgage Loan	December 2033	8.40%	371,728	—	—	10,766,373	11,330,000
BBVA Peru	Mortgage Loan	July 2024	8.35%	—	2,000,000	—	—	2,000,000

Total Peru Loans				$1,986,399	$2,000,000	—	$57,815,312	$62,000,000
Colombia (COP denominated)
Bancolombia, S.A.	Mortgage Loan	January 2036	IBR +327 bps no min. rate	951,098	—	—	20,703,162	23,087,020
Bancolombia, S.A.	Mortgage Loan	April 2036	IBR +365 bps no min. rate	772,029	—	—	16,805,258	18,738,132
BTG	Secured Bridge Loan	November 2025	IBR +695 bps no min. rate	—	—	—	5,169,048	6,540,992

Total Colombia Loans				1,723,127	—	—	$42,677,468	$48,366,144
Total				$5,852,372	$2,620,485	—	$272,480,473	$271,344,270

Accrued financing costs							707,444	752,874
Debt issuance costs, net							(2,154,508)	(2,242,909)

Total Debt							$271,033,409	$269,854,235
Less: Current portion of long-term debt							(10,514,211)	(16,703,098)
Total Long-term debt							$260,519,198	$253,151,137

26

Debt Agreements

IFC

The IFC secured credit facility includes full development of Latam Logistic Lima Sur through a two-tranche facility. Latam Logistic Lima Sur is a total of six buildings development divided in two phases. The loan has an aggregate borrowing capacity of $53,000,000 and is divided in two tranches corresponding to each development phase.

●	Tranche 1 – The loan is for the financing of the development of phase 1. The loan has a total borrowing capacity of $27,100,000 and is interest only until January 15, 2020, with a balloon payment of $6,865,611 at expiration on July 15, 2028. As of December 31, 2022, the Company had disbursed all of the tranche.
●	Tranche 2 – The loan is for the financing of the development of phase 2. The loan has a total borrowing capacity of $25,900,000 and is interest only until January 15, 2022, with a balloon payment of $6,475,000 at expiration on July 15, 2030. As of December 31, 2022, the Company had disbursed $15,607,323.

The loan bears a commitment fee over unborrowed amounts until January 15, 2022, as follows:

-	June 16, 2019 – December 31, 2019 – 0.50% over unborrowed amount.
-	January 1, 2020 – June 30, 2021 – 1.00% over unborrowed amount.
-	July 1, 2021 – January 15, 2022 – 1.50% over unborrowed amount.

On March 14, 2022, the Company negotiated a new interest rate on the IFC Tranche 1, reducing the spread by 100 basis points, to 425 basis points, effective July 15, 2022. All the other terms and conditions of the loan with IFC remained the same. A gain of $351,503 was recognized as financing costs in the first quarter of 2022 as part of modification of this debt facility.

On October 26, 2023, the Company drew on its debt facilities with IFC for a total of $10,292,677 to finance the construction of the Lurin I project in Peru. The related interest expense directly attributable to the construction is capitalized.

On December 15, 2023, the Company refinanced the debt outstanding with IFC Tranche 1 and Tranche 2 for a total amount of $46,973,443 with a mortgage loan denominated in USD with Banco Bilbao Vizcalla (“BBVA”) for an aggregate amount of $60,000,000. An extinguishment loss of $1,651,793 was recognized as financing costs during the fourth quarter of 2023 as part of the extinguishment of this debt facility.

ITAU

On January 6, 2021, the Company entered into a COP denominated secured construction loan facility with ITAU for a total borrowing capacity of COP$35,000 million ($10.1 million as of closing). Proceeds were used for the financing of the construction of building 500 in Latam Logistic Park Calle 80 in Bogota, Colombia. The loan matures on July 6, 2033. The loan bears an annual interest rate of IBR (a short-term interest rate for the Colombian Peso determined by the board of directors of Colombia’s Central Bank) plus 447 basis points and has an annual commitment fee of 0.50% of the undrawn amount of the credit line. The loan was interest only until April 20, 2022, and was fully drawn in October 2021. The debt facility with ITAU was paid in full through a sale of the mortgaged property to a third-party buyer. The buyer provided an advance of the payment directly to ITAU on August 31, 2023, in order to settle the outstanding debt. An extinguishment loss of $118,073 was recognized as financing costs during the third quarter of 2023 as part of the extinguishment of this debt facility.

27

Bancolombia

On January 22, 2021, the Company entered into a COP denominated financing agreement of COP44,500 million ($12.8 million as of the transaction date) with Bancolombia, S.A. for the financing of the construction of building 300 in Latam Logistic Park Calle 80 in Bogota, Colombia. As of December 31, 2021, the financing was fully disbursed. This financing agreement was further increased by COP$30,000 million ($7.0 million of extension). The financing bears an interest rate of IBR plus 365 basis points, commitment fees of 0.1% per month of the undrawn amount of the loan and has a 15-year term with a balloon payment of 40% at expiration (COP$29,901 million, or $6.9 million as of extension). The Company began to make principal payments in November 2021. On January 19, 2022, the Company increased by COP$34,000 million ($8.4 million per the transaction date exchange rate, same applies to hereafter) its existing financing facilities denominated in COP with Bancolombia from COP$57,810 million ($14.3 million) to COP$91,810 million ($22.7 million). The financing has a fourteen-year term with a balloon of COP$42,866 million ($11.4 million) at expiration. The interest accrues at Colombian IBR plus 327 basis points.

On September 22, 2023, the Company negotiated a deferral of principal with Bancolombia, deferring all principal payments for seven months, beginning on October 1, 2023. All the other terms and conditions of the loan with Bancolombia remained the same. A modification gain of $70,058 was recognized as financing costs during the third quarter of 2023 as part of the modification of this debt facility.

BAC Credomatic

In March 2021, the Company entered into two U.S. dollar denominated mortgage loan facilities with BAC Credomatic, S.A. for an aggregate amount of $10.0 million for the financing of the acquisition of two operating properties in San José, Costa Rica. The loans have a fifteen-year term and bear an annual interest rate of three-month LIBOR plus 423 basis point with a minimum interest rate of 5.0%. This loan was refinanced to Banco Nacional de Costa Rica on April 28, 2023.

On July 7, 2021, the Company entered into a U.S. dollar denominated mortgage loan facility of up to $45.5 million with Banco BAC San José, S.A. (“BAC”) on behalf of Latam Parque Logístico San José - Verbena partnership. Proceeds will be used to finance the construction of Latam Parque Logístico San José - Verbena, a five-building class-A master-planned logistic park totaling 829,898 square feet of net rentable area, in the Alajuelita submarket in San José, Costa Rica. The loan can be drawn in multiple disbursements up to approximately 60% of the total investment of the project. The mortgage loan has a term of 10 years with a 15-year amortization profile. The stated interest rate is the three-month LIBOR plus 423 basis points. In October 2022, the stated interest rate on the debt facility changed to the three-month SOFR plus 378 basis points. The debt facility has an amortization grace period of 30 months and does not accrue any commitment fees.

On February 16, 2022, the Company repaid one of the loans with BAC Credomatic due to the sale of the underlying property. The loan outstanding balance at the time of the sale was $2,868,155 and an extinguishment loss of $586 was recognized as financing costs during the first quarter of 2022 as part of the extinguishment of this debt facility. On March 1, 2023, the Company negotiated a reduced interest rate with BAC Credomatic, S.A. reducing the interest rate from 3-month SOFR plus 378 basis points to 8.12% for six months. All the other terms and conditions of the loan with BAC remained the same. A gain of $121,038 was recognized as financing costs during the first quarter of 2023 as part of the modification of this debt facility. On October 5, 2023, the Company negotiated to keep the reduced interest rate of 8.12% for six more months. All the other terms and conditions of the loan with BAC remained the same. A modification loss of $47,466 was recognized as financing costs in the third quarter of 2023 as part of the modification of this debt facility.

28

As of December 31, 2022, the Company had borrowed $1.0 million of a U.S. dollar denominated mortgage loan facility of up to $1.0 million with Banco BAC San José, S.A. for the financing of the renovations in Latam Bodegas San Joaquin. The loan would have matured on June 24, 2032. The loan had an annual interest rate set at the U.S. Prime Rate plus 110 basis points with no minimum interest rate. This loan was refinanced with Banco Nacional de Costa Rica on April 28, 2023.

On April 30, 2024, the Company refinanced its secured loans of $46.6 million with BAC with a new secured facility of $60.0 million with the same lender. The new secured loan has a term of 15 years, scheduled to mature in May 2039. The interest rate for the new loan is structured to be 2% above SOFR, which, as of the issuance date of the loan, equates to an effective annual rate of 7.33%. This rate is subject to quarterly review and subsequent adjustment based on the prevailing SOFR and the rate shall not fall below a floor of 5.50% per annum. An extinguishment loss of $38,219 was recognized as financing costs in the second quarter of 2024 as part of the refinancing of the debt facility.

Banco Promerica

On August 16, 2021, the Company entered into a U.S. dollar denominated mortgage loan of $7.0 million with Banco Promerica de Costa Rica, S.A. for the purchase of a 118,403 square feet logistic facility located in the Coyol submarket in San José, Costa Rica. The loan has a fifteen-year term. The stated interest rate is the U.S. Prime Rate plus 475 basis points. This loan was refinanced to Banco Nacional de Costa Rica on April 28, 2023.

Banco Davivienda

On January 6, 2022, the Company negotiated a new interest rate on the Davivienda de Cosa Rica loans 3-month LIBOR plus 475 basis points and eliminated the interest rate floor, all the other terms and conditions of the loans with Davivienda de Costa Rica remained the same. A modification gain of $4,077,399 was recognized as financing costs during the first quarter of 2022 as part of the modification of this debt facility.

Banco Nacional

On April 28, 2023, the Company refinanced all outstanding loans with Banco Davivienda de Costa Rica, Banco Promerica de Costa Rica, S.A. and all loans except one with BAC Credomatic, S.A., with Banco Nacional de Costa Rica, S.A. An extinguishment loss of $6,555,113 was recognized as financing costs during the second quarter of 2023 as part of the extinguishment of these debt facilities. The Company entered into four U.S. dollar denominated mortgage loans with Banco Nacional de Costa Rica for an aggregate amount of $107,353,410. The loans have a twenty-five-year term. The loans bear a fixed annual interest rate for the first two years and a variable rate thereafter.

On November 1, 2023, the Company refinanced a debt outstanding with Banco Nacional de Costa Rica, S.A. ($7,373,460) with a mortgage loan denominated in USD with Davivienda de Costa Rica for an aggregate amount of $8,000,000. The new mortgage loan matures in 15 years. The loan is subject to a fixed interest rate of 7.00% in the first year, and a rate of 6-month SOFR plus 2.4% adjustable monthly from the second year onwards.

BTG

On August 25, 2023, and August 30, 2023, the Company entered into two new line of credit agreement with BTG Pactual Colombia S.A. for COP 15,000,000,000 and COP 10,000,000,000, respectively (approximately $3,679,266 and $2,433,042, respectively, at the date the transactions were initiated). Interest is calculated and paid monthly at the rate of a one-month Colombian IBR plus 720 basis points. Principal repayment is due at maturity, on August 25, 2024, and August 30, 2024, respectively. This debt agreement is guaranteed by the trust established for Latam Logistic Col Propco Cota 1, where Banco BTG Pactual Colombia S.A is established as a guaranteed creditor, with three underlying properties defined as guarantees.

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On May 27, 2024, the Company restructured its two loans with BTG Pactual Colombia S.A. into a single loan with the same lender. The new loan maintains the same outstanding principal amount of COP 25,000,000,000 (approximately $6,446,506 as of the restructuring date) and bears an interest rate of three-month Colombian IBR plus 695 basis points. This loan is set to mature in November 2025. A modification gain of $208,799 was recognized as financing costs during the second quarter of 2024.

BBVA

On October 19, 2023, the Company entered into a new line of credit agreement with El Banco BBVA Peru for $2,000,000. The line of credit agreement had a nominal rate of 14.45% fixed and an annual effective rate of 8.35%. The line of credit agreement matured after 9 months and followed a monthly repayment schedule. This debt agreement was a senior unsecured loan and is not guaranteed by any of the properties of the Company. As of September 30, 2024, the Company has fully drawn the line of credit and repaid the total loan amount.

On December 15, 2023, the Company entered into a mortgage loan with El Banco BBVA Peru for a total of $60,000,000. The mortgage loan consists of two components: Tranche A and Tranche B. The Tranche A totaling $48,670,000 was used to refinance the Company’s existing debt with IFC. The Tranche B totaling $11,330,000 is expected to finance the Company’s other real estate projects. Tranche A and B will mature in 10 years (with a 35% balloon payment for Tranche A) and carry a fixed interest rate of 8.5% and 8.4%, respectively.

LIBOR Rate – The Company modified all of it Costa Rican loans from LIBOR rate to SOFR by December 31, 2022. In July 2023, the Company modified the rate for IFC loans from 6-month LIBOR to 6-month SOFR. No further modifications from LIBOR to SOFR have been made as of September 30, 2024.

Long-Term Debt Maturities – Scheduled principal and interest payments due on the Company’s debt as of September 30, 2024, are as follows:

	Mortgage Loan	Secured Bridge Loan	Total
Maturity:
Remainder of 2024	$1,959,982	$600,354	$2,560,336
2025	8,282,398	4,568,694	12,851,092
2026	9,030,350	—	9,030,350
2027	9,770,491	—	9,770,491
2028	10,493,995	—	10,493,995
2029	11,316,855	—	11,316,855
Thereafter	216,457,354	—	216,457,354
Accrued and deferred financing cost, net	(1,293,380)	(153,684)	(1,447,064)
Total	$266,018,045	$5,015,364	$271,033,409

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Financing Cost – The following table summarizes the components of financing cost including the deferred financial cost amortization for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gross interest expense	$5,720,936	$4,972,920	$17,476,333	$16,344,969
Gross commitment fees	—	39,455	—	117,260
Amortization of debt issuance cost	73,693	94,595	156,815	603,147
Debt modification gain	—	(67,819)	(208,799)	(188,857)
Debt extinguishment loss	—	236,199	38,219	6,437,788
Other financing cost	2,250	412,437	35,790	451,108
Total financing cost before capitalization	5,796,879	5,687,787	17,498,358	23,765,415
Capitalized amounts into investment properties	—	(40,926)	(330,123)	(481,636)
Net financing cost	5,796,879	5,646,861	17,168,235	23,283,779
Total cash paid for interest and commitment fees	$5,843,037	$6,477,938	$17,529,389	$18,257,710

Debt Reconciliation – The reconciliations of the Company’s debt as of September 30, 2024 and 2023 were as follows:

	Nine months ended September 30,
	2024	2023
Beginning balance	$269,854,235	$209,326,775
Secured bank debt borrowings	13,091,001	115,721,510
Bridge loan borrowings	—	6,167,114
Secured bank debt repayments	(7,183,226)	(100,985,600)
Bridge loan repayments	(834,492)	(62,265)
Transfer to liabilities associated with HFS	—	(8,345,189)
Debt issuance cost	—	(65,143)
Deferred financing cost amortization	156,815	584,333
Debt extinguishment loss (gain)	38,219	6,437,788
Debt modification loss (gain)	(208,799)	(188,857)
Foreign currency translation effect	(3,880,344)	6,097,832
Ending balance	$271,033,409	$234,688,298

Financial Debt Covenants – The loans described above are subject to certain affirmative covenants, including, among others, (i) reporting of financial information; and (ii) maintenance of corporate existence, the security interest in the properties subject to the loan and appropriate insurance for such properties; and (iii) maintenance of certain financial ratios. In addition, the loans are subject to certain negative covenants that restrict Latam Logistic Properties ability to, among other matters, incurs in additional indebtedness under or create additional liens on the properties subject to the loans, change its corporate structure, make certain restricted payments, enter into certain transactions with affiliates, amend certain material contracts.

The loans contain, among others, the following events of default: (i) non-payment; (ii) false representations; (iii) failure to comply with covenants; (iv) inability to generally pay debts as they become due; (v) any bankruptcy or insolvency event; (vi) disposition of the subject properties; or (vii) change of control of the subject properties.

As of September 30, 2024 and December 31, 2023, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders.

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The Company received waivers for the requirement to comply with Bancolombia financial covenants on June 26, 2024. The Bancolombia waiver was effective through the testing period of June 30, 2024 and December 31, 2024, and ratio compliance testing will next be applicable for this loan in June 2025. The outstanding Bancolombia loan balance as of September 30, 2024 was $37.5 million, with $1.2 million classified within current liabilities on the condensed consolidated interim statement of financial position. The Company was in compliance with all the other debt covenants as of September 30, 2024 and December 31, 2023.

12.	EQUITY

As described in Note 3, on March 27, 2024, the Company consummated the Business Combination. As a result of the Business Combination, LPA issued 31,709,747 Ordinary Shares with a par value of $0.0001 per share. In addition, 90,000 Ordinary Shares were issued to a nonemployee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 16 for a description of share-based payments. As of September 30, 2024, 31,799,747 Ordinary Shares were outstanding. The Company is authorized to issue 450,000,000 Ordinary Shares and 50,000,000 Preference Shares, each with a par value of $0.0001. The specific designations, voting rights, and other preferences of these shares can be established as needed by the Company’s board. There were no Preference Shares issued during the periods presented.

Retained earnings consist of legal reserves and accumulated earnings. According to the legislation in effect in several countries in which the Company operates, the Company’s subsidiaries must appropriate a portion of each year’s net earnings to their respective legal reserve. The legal reserve amount varies by jurisdiction and ranges from 5% to 10% of the net earnings generated by operating entities, up to a cap of 10% to 50% of that entity’s capital stock.

13.	EARNINGS (LOSS) PER SHARE

The Company determines basic earnings (loss) per share by dividing the profit (loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. The Company computes diluted earnings (loss) per share by dividing the profit (loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding combined with plus the incremental weighted average number of ordinary shares outstanding that would be issued on conversion or settlement of all outstanding potentially dilutive instruments. There were 431,500 RSUs excluded from the diluted weighted average number of ordinary shares calculation for the nine months ended September 30, 2024 as their inclusion would be antidilutive. There were no potentially dilutive instruments for the three and nine months ended September 30, 2023, respectively.

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The calculated basic and diluted earnings (loss) per share for the three and nine months ended September 30, 2024 and 2023, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Earnings (loss) per share – basic	$0.16	$0.05	$(1.08)	$0.17
Earnings (loss) per share - diluted	$0.15	$0.05	$(1.08)	$0.17
Net earnings (loss) attributed to owner(s) of the Company	$4,942,591	$1,351,495	$(33,181,385)	$4,959,776
Weighted average number of shares – basic	31,740,073	28,600,000	30,732,528	28,600,000
Weighted average effect of dilutive securities:
RSUs	227,356	—	—	—
Weighted average number of shares – diluted	31,967,429	28,600,000	30,732,528	28,600,000

As discussed in detail in Note 3, the Company’s basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

14.	INCOME TAX

LPA is a foreign corporation organized in accordance with the laws of Cayman Islands and is not subject to income tax in the United States. LPA has a diversified portfolio, operating in Costa Rica, Colombia and Peru through various subsidiaries located in the local countries. The income tax rates applicable to the LPA in Costa Rica, Colombia and Peru are 30.0%, 35.0% and 29.5%, respectively.

The Company’s effective tax rates for the three months ended September 30, 2024 and 2023 were 32.9% and 67.2%, respectively. The Company’s effective tax rates for the nine months ended September 30, 2024 and 2023 were (27.0)% and 42.0%, respectively. The effective income tax rates for the three and nine months ended September 30, 2024 and 2023 were different than the local statutory income tax rates primarily due to the change in deferred tax assets or liabilities related to fluctuations in currency translation for investment properties and debt, movement in unrecognized deferred tax assets, foreign tax rate differential, alternative minimum tax in Colombia, and current income tax on intercompany dividends.

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15.	EMPLOYEE BENEFITS

Employee benefits are recognized in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), and for the three and nine months ended September 30, 2024 and 2023, consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Short-term employee benefits	$1,820,011	$684,504	$5,350,438	$2,044,752

16.	SHARE-BASED PAYMENTS

In March 2024, the Company established the Logistic Properties of the Americas 2024 Equity Incentive Plan (“2024 Plan”) for all employees of the Company whereby LPA may grant options, restricted stock, restricted stock units, stock appreciation rights and other equity-based awards to attract and maintain key company personnel including directors, officers, employees, consultants, and advisors.

Equity-settled share-based payment transactions with parties other than employees

On August 14, 2024, the board of directors of the Company approved and granted the Company discretion to issue 90,000 ordinary shares to a nonemployee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. The ordinary shares, once issued, will be fully vested. Such arrangement was accounted for as an equity-settled share-based payment arrangement. Equity-settled share-based payment transactions with nonemployees are measured at the fair value of the goods or services received. The fair value of the services received was determined to be $900,000 which represents the market price for such services. However, the $900,000 identifiable fair value of the services received by the Company was less than the $1,141,200 aggregate fair value of the ordinary shares granted on August 14, 2024, calculated based on 90,000 ordinary shares and a grant date fair value of $12.68 per share by reference to the traded price of the Company’s ordinary shares on such date. Therefore, the Company recognized the incremental identifiable consideration of $241,200, which represents the difference between the fair value of the share-based payment and the fair value of the identifiable services received as share-based expense. On August 30, 2024, the Company issued the 90,000 ordinary shares. For the three and nine months ended September 30, 2024, the Company recognized share-based payment expense of $241,200 and $1,141,200, respectively, in other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

Restricted Stock Units (“RSUs”)

Under the 2024 Plan, the Company granted RSUs to certain senior executives and board of directors who were previously employed by LLP and continued employment with LPA after the Business Combination, certain departing board of directors of LLP and certain newly hired senior executives and board of directors at LPA.

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Each RSU represents the right for the employee to receive one LPA ordinary share upon vesting and settlement. No amounts are paid or payable to LLP by the recipient on the receipt of the RSUs. The RSUs carry neither rights to dividends nor voting rights prior to vesting or delivery of the underlying LPA ordinary shares. The Company’s board has a discretion to settle the RSUs in cash or shares but the Company has no intention of settling the RSUs in cash, and given that this is the first time the Company has granted RSUs, the Company does not have a past practice of cash settlement. The Company accounts for the RSUs as equity-settled awards.

During the nine months ended September 30, 2024, the Company granted a total of 112,500 RSUs to former LLP and current LPA board of directors that were fully vested upon grant; however, the delivery of the underlying ordinary shares will occur at a future date based solely on the passage of time. The grant date fair value of these awards accounts for the impact of the delayed delivery schedules and compensation cost for these awards recognized immediately upon grant. The Company also granted 319,000 RSUs to former LLP and current LPA senior executives. Of those RSUs, 121,000 shares shall vest in equal annual increments over a 3-year service vesting period and compensation cost is recognized using the accelerated attribution method. The remaining 198,000 RSUs shall cliff vest at the end of a three-year service vesting period, and compensation cost is recognized ratably over the vesting period.

RSUs are measured at grant date fair value by reference to the traded price of LPA’s ordinary shares. The Company does not expect to declare any dividends in the near future. Therefore, no expected dividends were incorporated into the measurement of the grant date fair value. For the three and nine months ended September 30, 2024, the Company recognized share-based payment expense related to the RSUs of $555,323 and $1,695,541, respectively, in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

Details of the RSUs outstanding during the period are as follows:

		Number of RSUs	Weighted Average Grant Date Fair Value per RSU
	Non-vested at December 31, 2023	—	—
	Granted	431,500	$9.80
(a)	Vested	(112,500)	$10.10
	Forfeited	—	—
	Non-vested at September 30, 2024	319,000	$9.70

(a)	Director Transaction and Retention RSUs – 112,500 RSUs granted to former LLP and current LPA board of directors were legally vested upon grant. However, the delivery of the underlying ordinary shares is subject to delayed delivery schedules, and therefore, these RSUs remain unsettled as of September 30, 2024. As the grantees do not have any shareholder rights until the ordinary shares are physically delivered, the shares shall be excluded from the basic earnings per share denominator.

There was no RSU activity under the 2024 Plan in prior periods and the Company did not enter into any other types of share-based payment arrangements.

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17.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

Subsidiaries

Transactions between the Company and its subsidiaries are eliminated upon consolidation and therefore are not disclosed. Details of the principal group companies and partnerships the Company enters into that are fully consolidated are disclosed in LLP’s most recent audited consolidated financial statements and notes.

Key Management Personnel Compensation

The amounts disclosed in the table represent the amounts recognized in general and administrative expense on the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) related to key management personnel for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries	$401,335	$215,183	$991,821	$602,964
Cash performance bonus	221,043	102,335	595,488	335,032
Statutory bonus	26,320	16,904	54,241	41,675
One-time cash bonus related to Business Combination (refer to Note 3)	—	—	226,000	—
Non-executive director’s fees	139,166	49,000	368,456	90,500
Non-cash benefits	9,286	7,472	27,493	22,333
Share-based payment expense (refer to Note 16)	555,323	—	1,695,541	—
Total	$1,352,473	$390,894	$3,959,040	$1,092,504

Due from affiliates – On June 25, 2015, LLP entered into a loan agreement with LLI, pursuant to which LLP issued a loan of $3,015,000 to LLI. In July 2020, the loan receivable from LLI was increased to $4,165,000 from $3,015,000 and the maturity date was extended to December 31, 2023. The loan receivable from LLI was further increased to $4,850,000 from $4,165,000 in June 2021, and then to $6,950,000 in May 2022.

The principal amount of $6,265,000 of this loan receivable bore an annual interest rate of 9.0% and the remaining principal amount of this loan receivable did not bear any interest. Principal and interest was due at maturity. In the event of a default, the interest rate increased to an annual rate of 20% until the amount was settled. For the three and nine months ended September 30, 2024, the Company recognized interest income of $0 and $302,808 respectively, in interest income from affiliates in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). For the three and nine months ended September 30, 2023, the Company recognized interest income of $159,850 and $474,338, respectively, in interest income from affiliates in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

As discussed in Note 3, as of January 1, 2024, the loans to LLI were in default status due to non-payment following the maturity date of December 31, 2023. Pursuant to the Assignment Agreement, upon Closing, the loan receivable from LLI of $9,765,972 was considered settled through the foreclosure of the collateralized LLP Shares held by LLI.

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As of September 30, 2024 and December 31, 2023, the loan receivable from affiliates balances outstanding were as follows:

	September 30, 2024	December 31, 2023

Interest receivable:
Latam Logistics Investments, LLC	—	$2,324,041
Loan receivable:
Latam Logistics Investments, LLC	—	7,139,123
Total due from affiliates	—	$9,463,164

Refer to detailed discussion around the impact of Business Combination on the loan receivable in Note 3.

Additional transactions with key management personnel – The majority shareholder of the Company provided management and advisory services to the Company totaling $92,682 and $116,260 for the three months ended September 30, 2024 and 2023, respectively, and $570,527 and $365,264 for the nine months ended September 30, 2024 and 2023, respectively.

18.	FINANCIAL RISK MANAGEMENT

Interest rate risk - Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. Therefore, variations in interest rates at the reporting date would affect profit or loss.

Liquidity Risk – Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring in unacceptable losses or risking damage to the Company’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.

Exposure to Liquidity Risk – The following tables detail the remaining contractual maturities of financial liabilities at the end of reporting period. The amounts are gross and undiscounted cash flows and include contractual interest payments.

September 30, 2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	$994,765	$254,264	$5,597,704	—	—	$6,846,733
Lease liability	133,452	84,469	257,331	1,138,886	6,499,594	8,113,732
Income tax payable	—	338,738	2,570,394	—	—	2,909,132
Retainage payable	—	2,554	1,538,249	—	—	1,540,803
Security deposits	286,953	—	250,897	2,011,631	—	2,549,481
Long and short-term debt	—	2,560,994	7,953,217	42,608,090	219,358,172	272,480,473
Distributions payable to non-controlling interests	—	—	1,523,800	—	—	1,523,800
Total	$1,415,170	$3,241,019	$19,691,592	$45,758,607	$225,857,766	$295,964,154

December 31, 2023	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	$764,016	$4,472,279	$7,891,207	—	—	$13,127,502
Lease liability	8,530	33,060	238,423	1,199,059	6,703,328	8,182,400
Income tax payable	—	2,024,865	—	—	—	2,024,865
Retainage payable	—	155,207	1,582,598	—	—	1,737,805
Security deposits	—	83,234	287,727	1,790,554	—	2,161,515
Long and short-term debt	—	1,624,415	15,078,681	43,032,169	211,609,005	271,344,270
Total	$772,546	$8,393,060	$25,078,636	$46,021,782	$218,312,333	$298,578,357

Fair Values –The fair value of the Company’s long and short term debt as of September 30, 2024 and December 31, 2023 was $273,300,129 and $268,766,200, respectively. These measurements are classified as level 3, using a discounted cash flow method. Management of the Company assessed the fair value of its other financial assets and liabilities and concluded that their carrying value approximates their fair value.

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19.	COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2024, the Company had entered into construction contracts with third parties and is consequently committed to future capital in respect to investment property under development of $3,600,747. There are no contractual commitments in respect of completed investment property.

Legal Proceedings

In the ordinary course of business, the Company may be party to legal proceedings. On September 13, 2023, the Company became aware that a lawsuit was filed against a subsidiary of the Company by a construction company for services rendered prior to the reporting date. The Company had recorded a provision in relation to this matter prior to January 1, 2024. On February 29, 2024, the Company settled with the counterparty for a total settlement amount of $237,226.

On November 30, 2023, the Company became aware that a lawsuit was filed against them by a former employee of the Company who rendered services for the Company prior to the reporting date. The Company is currently vigorously defending this lawsuit and believes the claims are without merit. The Company is in the process of analyzing this matter but currently does not have a sufficient basis for concluding whether any loss is probable.

As of September 30, 2024, the Company is not involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s condensed consolidated interim financial statements.

20.	SUBSEQUENT EVENTS

In December 2022, the Company committed to a 30-year land lease agreement with Lima Airport Partners S.R.L. (“LAP”) to develop warehouses on the leased land. In connection with this commitment, on October 31, 2024, LAP granted the Company the right to access three land parcels measuring approximately 1.5 million square feet, of which one parcel measuring approximately 0.7 million square feet will be used by LPA to begin construction of a warehouse. For the remaining land parcels, the Company is authorized to prepare the land for future construction, after which the land parcels will be returned to LAP until further authorization on construction is granted to the Company.

On November 12, 2024, the Company has entered into a binding agreement with a Mexican real estate developer to form a strategic partnership in Mexico for the purpose of operating real estate properties located in Mexico. Upon formation of the partnership, the real estate developer will contribute two operating properties to the partnership, and the Company will contribute cash equal to 10% of the appraised values of the two properties. The Company will own a 10% equity interest in the partnership, and the real estate developer company will own the remainder. This transaction is expected to close in early 2025.

21.	APPROVAL OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements were authorized for issue by the Company’s board of directors on November 13, 2024.

* * * * *

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